UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                (Amendment No.)*


                                NEW MOTION, INC.
          -----------------------------------------------------------
                                (Name of Issuer)

                        Common Limited Partnership Units
          -----------------------------------------------------------
                         (Title of Class of Securities)

                                    64754V105
          -----------------------------------------------------------
                                 (CUSIP Number)

                                January 27, 2009
          -----------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [_]      Rule 13d-1(b)
        [X]      Rule 13d-1(c)
        [_]      Rule 13d-1(d)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64754V105
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1. Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (entities only):
                                 LEON G. COOPERMAN
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2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)   [_]
         (b)   [X]
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3.  SEC  Use  Only

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4.  Citizenship or Place of Organization:

                         UNITED STATES
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Number of               5.  Sole Voting Power:        1,246,700
Shares Bene-
ficially                6.  Shared Voting Power:            -0-
Owned by
Each Report-            7.  Sole Dispositive Power:   1,246,700
ing Person
With                    8.  Shared Dispositive Power:       -0-

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9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

                                                 1,246,700
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10.  Check Box if the Aggregate Amount in Row (9) Excludes
     Certain Shares [_]

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11.  Percent of Class Represented by Amount in Row (9):

                                                    5.6%
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12.  Type of Reporting Person

                                                      IN
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CUSIP No. 64754V105
         ----------

ITEM 1(a) Name of Issuer:

                 NEW MOTION, INC. ( the "Issuer").


ITEM 1(b) Address of the Issuer's Principal Executive Offices:

                 42 Corporate Park
                 Irvine CA 92606


ITEM 2(a) Name of Person Filing:

     This statement is filed on behalf of Leon G. Cooperman ("Mr. Cooperman").

     Mr. Cooperman is the general partner of a limited partnership organized under the laws of the State of New Jersey known as Watchung Road Associates, L.P.("Watchung"). It is a private investment partnership engaged in the purchase and sale of securities and other investments for its own account.


ITEM 2(b) Address of Principal Business Office or, if None, Residence:

     The address of the principal business office of Mr. Cooperman is 88 Pine Street, Wall Street Plaza - 31st Floor, New York, NY 10005. The address of the principal business office of Watchung is 820 Morris Turnpike, Short Hills NJ 07078.


ITEM 2(c) Citizenship:

     Mr. Cooperman is a United States citizen;


ITEM 2(d) Title of Class of Securities:

         Common Limited Partnership Units (the "Shares")


ITEM 2(e) CUSIP Number: 64754V105


ITEM 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c):

     This Item 3 is not applicable.

CUSIP No. 64754V105
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ITEM 4. Ownership:


ITEM 4(a)(b) Amount Beneficially Owned and Percent of Class:

     Mr. Cooperman may be deemed the beneficial owner of 1,246,700 Shares which constitutes approximately 5.6 % of the total number of Shares outstanding. This is based on the Company's Form 10-Q for the quarterly period ended September 30, 2008, filed with the SEC on November 14, 2008, which reflected 22,372,570 Shares outstanding.

     This consists of 46,700 Shares owned by Mr. Cooperman; and 1,200,000 Shares owned by Watchung.


ITEM 4(c) Number of Shares as to which such person has:

        (i)  Sole power to vote or to direct the vote:                 1,246,700

        (ii)  Shared power to vote or to direct the vote:                    -0-

        (iii) Sole power to dispose or to direct the disposition of:   1,246,700

        (iv) Shared power to dispose or to direct the disposition of:        -0-


ITEM 5. Ownership of Five Percent or Less of a Class:

     This Item 5 is not applicable.


ITEM 6. Ownership of More than Five Percent on Behalf of Another Person:

     This Item 6 is not applicable.


ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

     This Item 7 is not applicable.

CUSIP No. 64754V105
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ITEM 8. Identification and Classification of Members of the Group:

     This Item 8 is not applicable.


ITEM 9.  Notice of Dissolution of Group:

     This Item 9 is not applicable.


ITEM 10. Certification:

     By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED: February 4, 2009


LEON G. COOPERMAN, individually, and
as General Partner of Watchung Road Associates, L.P.


By /s/ ALAN M. STARK
  ------------------
  Alan M. Stark
  Attorney-in-Fact
Power of Attorney on file

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).